October 14, 2010

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Cray Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010
File No. 000-26820

Dear Ms. Collins:

Cray Inc. (the “Company”) is in receipt of the follow-up comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 1, 2010, in connection with the above-referenced filings. The Company requests additional time to respond to the Staff’s comments and would expect to be in a position to respond by October 29, 2010.

Please direct any questions or comments regarding this letter to the undersigned by telephone at (206) 701-2168 or by facsimile at (206) 701-2218. Thank you for your assistance.

Respectfully yours,

/s/ Brian Henry

Brian Henry Executive Vice President and Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant, Securities and Exchange Commission
Matthew Crispino, Staff Attorney, Securities and Exchange Commission
David Orlic, Staff Attorney, Securities and Exchange Commission
Alan C. Smith, Fenwick & West LLP